July 13, 2009

Mr. Dominic Minore
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         Re:      Touchstone Funds Group Trust
                  File Nos. 33-70958 and 811-8104

Dear Mr. Minore:

This will confirm our telephone conversation on Thursday, July 2, 2009 regarding the 485(a) filing made by the Touchstone Funds Group Trust ("Registrant") on May 12, 2009. Your comments and the Registrant's responses are set forth below:

PROSPECTUS

Comment

You asked that we specify whether the Fund will invest in foreign securities as part of its principal investment strategy.

Response

The requested change has been made.

Comment

In regards to the third paragraph under "Its Principal Investment Strategies," you asked that we define the term duration, including the use of prepayment and call features.

Response

A definition of duration is already included under the section "The Key Risks" in the third paragraph of the section. The paragraph has been revised to include verbiage about prepayment and call features.

Comment

You suggested that we include sub-headings under the section "The Key Risks" to differentiate the various risks.

Response

We believe the risks are easy to discern because they are broken down in a separate paragraph for each risk, thus making them easy to read and follow.


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Comment

On page 4, the risk disclosure regarding mortgage-backed securities, you asked that we add verbiage that states the affects of negative amortization and negative equity. Specifically, you wanted us to add language stating that the property that is held as collateral for the securities may be worth less than the outstanding mortgage loan amount.

Response

The requested change has been made and applied to the risk disclosure regarding mortgage-backed securities on page 8.

Comment

On page 8, under the section "What are the Principal Risks of Investing in the Fund," you asked that we add disclosure regarding asset-backed securities.

Response

The requested change has been added to the risk disclosure regarding mortgage-backed securities on the same page.

Comment

On page 11, under the section "Prior Performance of JKMilne's Substantially Similar Private Account," you asked that we confirm that there are no other investment companies included in the performance numbers presented. You also asked that we confirm that using the fund's expenses in the performance calculation would not generate a higher return for the composite performance numbers.

Response

We are confirming that there are no other investment companies included in the performance numbers presented. After confirming a conversation that you had with counsel to the Fund, John Ford of Pepper Hamilton LLP, we are no longer including the composite performance numbers inclusive of expenses of the Fund.

Comment

On page 11, under the section "Prior Performance of JKMilne's Substantially Similar Private Account," you asked that we include a sentence stating who provided the performance return information that is presented.

Response

The requested change has been made.


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

Comment

On page 11, under the section "Prior Performance of JKMilne's Substantially Similar Private Account," you asked that the 1 Year, 3 Year and Since Inception returns be calculated as of December 31, 2008 instead of March 31, 2009.

Response

The requested change has been made.

Comment

On page 11, under the section "Prior Performance of JKMilne's Substantially Similar Private Account," you asked that we use the gross expenses of the fund (as opposed to the net expenses of the fund) to calculate the performance information.

Response

After confirming a conversation that you had with counsel to the Fund, John Ford of Pepper Hamilton LLP, we are no longer including the composite performance numbers inclusive of expenses of the Fund.

Comment

On page 11, under the section "Prior Performance of JKMilne's Substantially Similar Private Account," you asked that we not show the performance information excluding expenses of the fund.

Response

After confirming a conversation that you had with counsel to the Fund, John Ford of Pepper Hamilton LLP, we are now including the composite performance numbers.

Comment

On page 12, you asked that we add a heading to the discussion of the approval of the advisory and sub-advisory agreements.

Response

The requested change has been made.

Comment

On page 13, under the section "Important Information About Procedures for Opening an Account," you asked us to clarify the sentence "However, if we are unable to completely verify your identity through our verification process, the Fund reserves the right to close your account without notice and return your investment to you at the price determined at the end of business (usually 4:00 p.m. eastern time ("ET")) on the day that your account is closed." You also asked us to state what law or act would allow an account to be opened without first verifying the information needed. Response


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

We have revised the language. An account may be opened after all information is collected from the shareholder. We then use a verification process to make sure the information is legitimate. The intent of the phrase above is to let the shareholder know that after the verification process, if the information cannot be verified, that the account will be closed. Our process is based on requirements of 31 CFR 103.131, adopted pursuant to the USA PATRIOT Act of 2001.

Comment

On page 19, the paragraph discussing Redemption in Kind, you asked that we add a sentence stating "Until such time as the shareholder sells the securities they receive in kind, the securities are subject to market risk."

Response

The requested change has been made.

Comment

On page 19, the paragraph discussing Delay of Payment, in regards to the bullet point that states "When an emergency situation causes a Sub-Advisor to not be reasonably able to dispose of certain securities or to fairly determine the value of a Fund's net assets," you asked that we describe the act or order that would allow the fund to suspend the sale of shares for this reason, other than an order from the SEC. If we determine an order from the SEC is the only way to suspend the sale of shares for the reason discussed above, you asked that we delete this bullet point from the prospectus.

Response

The bullet point has been deleted.

Comment

On page 16, the paragraph discussing Reinvestment/Cross Reinvestment, you asked that we add verbiage that states that distributions of dividends and capital gains are subject to tax whether they are reinvested in the fund or paid in cash.

Response

The prospectus already contains this verbiage under the "Distributions and Taxes" section on page 22. The paragraph discussing Distributions explains the tax implications of capital gain and dividend distributions.

STATEMENT OF ADDITIONAL INFORMATION

Comment

On page 30, the phrase that states "Each Fund may purchase securities on a when-issued basis and borrow money. The Intermediate Income Fund will not invest in when-issued securities," you stated that borrowing money is discussed in the "Fundamental Policies" section starting on page 26. You stated that you thought the phrase discussed above contradicted the fundamental borrowing limitations and you asked that we clarify the language so that it is not as confusing to the reader.


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Response

The phrase has been changed to state "Each Fund may purchase securities on a when-issued basis and borrow money (borrowing money is permitted by the funds' fundamental limitation on borrowing). The Intermediate Income Fund will not invest in when-issued securities." This will point the reader back to the discussion of borrowing as a fundamental limitation and how it pertains to each fund.

PART C

Comment

You requested that we file the advisory agreement, sub-advisory agreement and the current expense limitation agreement with the Part C.

Response

The requested documents will be filed with the Part C.


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In connection with this filing, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in connection with this filing, reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513-878-4066 if you have any questions or need any additional information.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary


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